

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Steven J. Antol
Chief Financial Officer
Santa Fe Gold Corporation
2325 San Pedro NE, Suite 225
Albuquerque, NM 87110

      Re: Santa Fe Gold Corporation
          Registration Statement on Form 10-12G
          Filed June 14, 2022
          File No. 000-20430

Dear Mr. Antol:

      We have completed our review of your filing and any related amendments. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation